

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

M. Wesley Schrader
Chief Executive Officer
FG Merger Corp.
105 S. Maple Street
Itasca, Illinois 60143

> **Re: FG Merger Corp.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2022**
> **File No. 333-262298**

Dear Mr. Schrader:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.